RULE 135
                            VANGUARD WHITEHALL FUNDS
                          (REGISTRATION NO. 811-07443)
                  SCHRODER INTERNATIONAL SMALLER COMPANIES FUND
                           (REGISTRATION NO. 811-1911)
                   PROVIDENT INVESTMENT COUNSEL MID CAP FUND A
                          (REGISTRATION NO. 811-06498)





        FOR IMMEDIATE RELEASE       CONTACT:
                                    BRIAN S. MATTES
                                    THE VANGUARD GROUP
                                    610-669-6219


                                    JOHN S. WOERTH
                                    THE VANGUARD GROUP
                                    610-669-6224


                                    CATHERINE MAZZA
                                    SCHRODER MANAGEMENT NORTH AMERICA INC.
                                    212-641-3889


                                    TUCKER HEWES
                                    PROVIDENT INVESTMENT COUNSEL
                                    212-207-9451


                         VANGUARD TO ADOPT TWO STOCK FUNDS
                             VANGUARD PLANS TO ADOPT
                        TWO ACTIVELY MANAGED STOCK FUNDS

                  PROVIDENT INVESTMENT COUNSEL MID CAP FUND A,
                  SCHRODER INTERNATIONAL SMALLER COMPANIES FUND
                           TO JOIN THE VANGUARD GROUP


     VALLEY FORGE, PA, March 18, 2002 - The Vanguard Group today announced proposals with two leading investment advisory firms to reorganize existing actively managed stock funds into new Vanguard funds. The two funds are:

o Provident Investment Counsel Mid Cap Fund A, a $31 million mid-cap domestic growth fund managed by Provident Investment Counsel (PIC). Fund ticker symbol: PIMAX.

o Schroder International Smaller Companies Fund, a $26 million international stock fund that focuses on small-capitalization companies and is managed by Schroder Investment Management North America Inc. Fund ticker symbol:
     SSCIX.

     As part of the reorganization plans, Vanguard today filed a registration statement with the U.S. Securities and Exchange Commission (SEC) to create two new funds: Vanguard(R) Mid-Cap Growth Fund and Vanguard(R) International Explorer Fund. In conjunction with Vanguard's filing, proxy statements are expected to be filed with the SEC that propose to reorganize the Provident Investment Counsel Mid Cap Fund A and Schroder International Smaller Companies Fund into the new Vanguard offerings.
     Shareholders of Provident Investment Counsel Mid Cap Fund A and Schroder International Smaller Companies Fund will be mailed proxy statements detailing the terms of the proposed reorganizations in April 2002. Special shareholder meetings are scheduled in June. If approved, the tax-free reorganizations are expected to be completed in July.
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     Following the  reorganizations,  PIC will remain as investment  adviser for the newly formed Vanguard Mid-Cap Growth Fund and Schroder Investment Management will be retained as the investment adviser to the newly formed Vanguard International Explorer Fund. The reorganizations will not have a material impact on the funds' investment objectives or policies.
     Vanguard Mid-Cap Growth Fund will seek to provide long-term capital appreciation by investing at least 80% of its assets in the equity securities of medium size companies. Vanguard International Explorer Fund will seek long-term capital appreciation by investing primarily in equity securities of smaller companies located outside the United States.
     The addition of these two funds will broaden Vanguard's actively managed equity offerings in the U.S. to 23 funds (excluding variable annuities), as well as expand Vanguard's roster of external investment advisers to 22.
     "We view this as an excellent opportunity to expand our offerings of diverse and disciplined actively managed equity funds," said Vanguard Chairman John J. Brennan. "We are pleased to welcome Provident Investment Counsel to our roster of highly regarded investment advisory firms and expand our long-standing relationship with Schroder Investment Management."
     Provident  Investment  Counsel,  founded in 1951, manages growth equity and
fixed  income   portfolios  for   corporations,   public  funds,   institutions,
endowments,   foundations  and   individuals.   The  firm  is  a  subsidiary  of
international financial services firm Old Mutual plc (LSE: OML) and a member firm of Old Mutual Asset Managers (US). More information on Provident is available at www.provnet.com.
     Schroder Investment Management North America, ("SIM NA""), is 100% owned by Schroders plc, one of the United Kingdom's leading investment firms managing approximately $160 billion in client assets around the world (as of December 31, 2001). The firm's team of international small capitalization stock specialists is based in London. Schroders has served as the investment adviser for the $6.5 billion Vanguard International Growth Fund since its inception in 1981 and manages approximately $31 billion for clients in the United States and Canada.
     These reorganization proposals mark the second and third times in two years that Vanguard has moved to adopt an actively managed equity fund in this manner. In June 2000, shareholders of Turner Growth Equity Fund approved a proposal to reorganize the fund into the new Vanguard(R) Growth Equity Fund.


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     The Vanguard Group,  headquartered  in Valley Forge,  Pennsylvania,  is the nation's second largest mutual fund firm and a leading provider of company sponsored retirement plan services. Vanguard serves some 17 million shareholder accounts and manages $600 billion in U.S. assets, including more than $170 billion in participant-directed defined contribution retirement plans. Vanguard offers 106 funds to U.S. investors and 34 additional funds in foreign markets.

                                  # # #                                  VR-592



A registration statement relating to Vanguard International Explorer Fund and Vanguard Mid-Cap Growth Fund has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. The new Vanguard funds are being formed through the proposed reorganization of two other existing funds, known as Schroder International Smaller Companies Fund and Provident Investment Counsel Mid Cap Fund A, respectively. Shareholders of those other funds may or may not approve the reorganization proposal. If the proposal is not approved by those shareholders, the registration statement previously filed for the two new Vanguard funds will be withdrawn. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Proxy statements relating to Schroder International Smaller Companies Fund and Provident Investment Counsel Mid Cap Growth Fund A have been filed with the U.S. Securities and Exchange Commission but have not yet become effective. The registration statements for Vanguard International Explorer Fund and Vanguard Mid-Cap Growth Fund (Reg. No. 811-07433), the proxy statement for Schroder International Smaller Companies Fund (Reg. No. 811-1911), and the proxy statement for Provident Investment Counsel Mid Cap Growth Fund A (Reg. No. 811-06498) each contains important information for investors and may be obtained without charge from the SEC's website (www.sec.gov).